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SECURITIES AND EXCHANGE COMMISSION
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FEB 24 2017
15 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kepler Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Tower 49 at East 49th Street, Suite 3605
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Lavagnino (212) 710-7625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas, 38th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cM

aKB

OATH OR AFFIRMATION

I, Christopher Kerr Lavagnino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kepler Capital Markets, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, COO and CCO

Title

Notary Public

JACQUELINE PLANAS
Notary Public, State of New York
No. 01PL6240430
Qualified in New York County
Commission Expires April 28, 2019

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Kepler Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

UHY LLP

New York, New York
February 23, 2017

Kepler Capital Markets, Inc.

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	8,706,463
Restricted cash		280,280
Property and equipment (net of accumulated depreciation of $666,464)		44,909
Due from broker		319,720
Due from Parent		1,097,995
Prepaid expenses and other assets		647,811
Accounts receivable		93,387
Deferred tax asset		200,108
TOTAL ASSETS	$	11,390,673
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Compensation payable	$	451,863
Accrued expenses and other liabilities		870,811
Deferred rent liability		61,131
TOTAL LIABILITIES		1,383,805
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock ($0.01 par value, 1,000 shares authorized, 100 issued and outstanding)		1
Additional paid-in capital		11,713,982
Accumulated deficit		(1,707,115)
TOTAL STOCKHOLDER'S EQUITY		10,006,868
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	11,390,673

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

1. Organization and Nature of Business

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC), a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company maintains two branch office locations in Boston and San Francisco, in addition to the North American headquarters located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Cheuvreux, formerly known as Kepler Capital Markets, S.A. ("Parent"). The Parent is a French "Enterprise d'Investissement" (Investment Company) registered with the Autorité de Contrôle Prudentiel et de Résolution. The Parent provides independent equity research and execution services to institutional customers with branch offices and subsidiaries in Amsterdam, Frankfurt, Geneva, London, Madrid, Milan, Stockholm, Vienna, Warsaw and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sale of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company executes and clears foreign trades through the Parent on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. The Company clears and settles U.S. equities and ADRs on a fully disclosed basis through Convergex Group, LLC, a U.S. clearing firm. The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currency - Income and expenses associated with the purchase and sale of securities that are denominated in other foreign currencies are translated into U.S. dollar amounts using average rates and are included in commission income. Year-end balances are translated at the year-end rate.

Revenue recognition - All commission income and expenses are recorded on a trade-date basis. Revenues earned for foreign equity commissions are allocated between the Parent and the Company. The Company provides execution services, including marketing and client relationship services, and the Parent provides research, trade administration and clearance services. The revenue allocated to the Company related to foreign equity commissions is determined on an annual basis by the Parent. Fees earned for research services are recorded as received or as notified by customers of payment. The Company distributes research from the Parent and its other affiliates to major U.S. institutional investors for purposes of effecting securities transactions in shares of issuers which are the subject of such research reports.

Concentration of Credit Risk - The Company maintains substantially all of its cash balances at one major unaffiliated financial institution. At times, account balances may exceed federally insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

Fixed Assets – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term and the useful life.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes – The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

3. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2016, the Company had net capital of $7,642,378, which exceeded the required net capital by $7,392,378

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limites to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and (k)(2)(ii).

4. **Fixed Assets**

Fixed assets at December 31, 2016 consists of:

Computer Equipment	$467,111
Furniture	244,262
	711,373
Less: Accumulated depreciation and amortization	(666,464)
	$44,909

Depreciation and amortization expense for the year ended December 31, 2016 was $95,642.

5. **Commitments**

The Company leases office space under a non-cancelable lease agreement, which expires October 31, 2017. Rent expense for the year ended December 31, 2016 was $515,379. The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

6. **Related-party Transactions**

Pursuant to the annex to a Master Service Agreement the Company paid service fees to the Parent for managerial, administrative, and technology services. The Due from Parent balance of $1,097,995 is the net of the commission receivables and the amounts payable for execution and service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

During the year, the Company incurred expenses of $11,836,401 with the Parent related to execution and settlement. In addition, pursuant to the annex to a Master Service Agreement the Company paid the Parent $834,171 related to managerial, administrative, and technology services which are included in the financial caption of service fees. The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

7. Employee Advances and Loans

As part of the Company's employee retention plan, the Company will periodically grant employee advances and forgivable loans. Such advances and forgivable loans are non-interest bearing and must be repaid in full if the employee resigns or is terminated for cause before the date such amount is deemed earned. At December 31, 2016, there is an outstanding balance of a forgivable loan amount of approximately $90,000 included in other assets which will be earned as of December 31, 2018.

8. Due from Broker

The Company established a fully disclosed clearing agreement with Convergex Execution Solutions LLC to clear and settle U.S. equities and ADRs. At December 31, 2016, the receivable from broker of $319,720 includes a clearing deposit of $250.000.

9. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The components of the provision for income taxes for the year ended December 31, 2016 are as follows:

Current tax provision:	
Federal	$ 35,598
State and Local	192,332
Total current tax benefit	227,930
Deferred tax provision:	
Federal	$768,196
State and Local	47,612
Total deferred tax benefit	815,808
Total tax provision	$1,043,738

The Company has a deferred tax asset of approximately $200,108 as of December 31, 2016. Most of the deferred tax asset balance is related to timing differences, resulting from prepaid expenses, accounts receivable, accrued expenses and accounts payable and deferred liabilities. The Company has no deferred tax liability balance as of December 31, 2016. The Company has not recorded a valuation allowance against the deferred tax assets because management believes it is more likely than not that the deferred tax assets will be realized.

The difference between the statutory rate of 34% and the effective rate of 39.80% for 2016 is primarily due to the state taxes.

At December 31, 2016, the Company has no federal net operating loss carryforwards.

The Company had no unrealized tax benefits as of December 31, 2016. The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statements for the year ended December 31, 2016.

10. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.